FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                         For the period 26 January 2005


                                Cookson Group plc

                          265 Strand, London, WC2R 1BD


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]



Exhibit Number

No.1 Holding(s) in Company announcement dated 26 January, 2005 No.2 Holding(s) in Company announcement dated 28 January, 2005 No.3 Holding(s) in Company announcement dated 28 January, 2005 No.4 Holding(s) in Company announcement dated 4 February, 2005 No.5 Holding(s) in Company announcement dated 7 February, 2005 No.6 Holding(s) in Company announcement dated 9 February, 2005 No.7 Holding(s) in Company announcement dated 17 February, 2005 No.8 Holding(s) in Company announcement dated 18 February, 2005 No.9 Holding(s) in Company announcement dated 23 February, 2005 No.10 New Financing Arrangements announcement dated 1 March, 2005 No.11 Holding(s) in Company announcement dated 3 March, 2005 No.12 Holding(s) in Company announcement dated 14 March, 2005 No.13 Holding(s) in Company announcement dated 14 March, 2005 No.14 Directorate Change announcement dated 15 March, 2005
No.15 Final Results announcement dated 15 March, 2005

Exhibit No.1

                                  SCHEDULE 10

                 NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FMR Corp. & FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


REGISTERED NAME                         MANAGEMENT COMPANY                                    NUMBER OF SHARES

JP MORGAN, BOURENMOUTH                  FIDELITY INVESTMENTS INTERNATIONAL                       3,275,643

BROWN BROS HARRIMN LTD LUX              FIDELITY INTERNATIONAL LIMITED                           86,764,469

JP MORGAN, BOURNEMOUTH                  FIDELITY INVESTMENT SERVICES LIMITED                     74,957,312

JPMORGAN CHASE BANK                     FMR CORP                                                   30,000

BANK OF NEW YORK BRUSSELS               FIDELITY PENSION MANAGEMENT                              1,764,155

BANK OF NEW YORK EUROPE LDN             FIDELITY PENSION MANAGEMENT                               479,380

CITIBANK LONDON                         FIDELITY PENSION MANAGEMENT                               795,900

JP MORGAN, BOURNEMOUTH                  FIDELITY PENSION MANAGEMENT                              6,295,047

NORTHERN TRUST LONDON                   FIDELITY PENSION MANAGEMENT                              6,105,235

STATE STR BK AND TR CO LNDN             FIDELITY PENSION MANAGEMENT                              1,350,500

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

26,659,840

8) Percentage of issued class

1.41%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

26 JANUARY 2005

12) Total holding following this notification

181,817,641 SHARES

13) Total percentage holding of issued class following this notification

9.59%

14) Any additional information

15) Name of contact and telephone number for queries


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565



16) Name and signature of authorised company official responsible for making this notification


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC



Date of notification: 26 JANUARY 2005

Exhibit No.2

                                 SCHEDULE 10

                       NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


BARCLAYS GLOBAL INVESTORS JAPAN LTD (472,599 SHARES)


BARCLAYS GLOBAL FUND ADVISORS (4,343,871 SHARES)


GERRARD LTD (279,071 SHARES)


BARCLAYS GLOBAL INVESTORS, N.A. (19,375,592 SHARES)


BARCLAYS PRIVATE BANK AND TRUST LTD (15,600 SHARES)


BARCLAYS LIFE ASSURANCE CO LTD (2,557,991 SHARES)


BARCLAYS GLOBAL INVESTORS LTD (64,515,533 SHARES)


BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING (1,889,018 SHARES)


BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD (418,159 SHARES)



5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

26 JANUARY 2005

11) Date company informed

28 JANUARY 2005

12) Total holding following this notification

93,867,434 SHARES


13) Total percentage holding of issued class following this notification

4.95%


14) Any additional information


15) Name of contact and telephone number for queries


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
020 7061 6565

16) Name and signature of authorised company official responsible for making this notification



RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 28 JANUARY 2005

Exhibit No.3


                                 SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

MORLEY FUND MANAGEMENT LIMITED (A subsidiary of AVIVA PLC) AND AVIVA PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY NORWICH UNION NOMINEES LTD - 20,999,678 SHARES


CHASE GA GROUP NOMINEES LTD - 31,247,043 SHARES


CHASE NOMINEES LTD - 2,122,000 SHARES


CUIM NOMINEE LIMITED - 21,721,461 SHARES

5) Number of shares/amount of stock acquired

1,097,972

6) Percentage of issued class

0.06%

7) Number of shares/amount of stock disposed

N/A


8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

27 JANUARY 2005

11) Date company informed

28 JANUARY 2005

12) Total holding following this notification


76,090,182 SHARES

13) Total percentage holding of issued class following this notification

4.01%

14) Any additional information



15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC



Date of notification: 28 JANUARY 2005

Exhibit No.4


                               SCHEDULE 10

         NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FMR Corp. & FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


REGISTERED NAME                         MANAGEMENT COMPANY                                    NUMBER OF SHARES

JP MORGAN, BOURENMOUTH                  FIDELITY INVESTMENTS INTERNATIONAL                       2,294,143

BROWN BROS HARRIMN LTD LUX              FIDELITY INTERNATIONAL LIMITED                           86,764,469

NORTHERN TRUST LONDON                   FIDELITY INTERNATIONAL LIMITED                            232,800

JP MORGAN, BOURNEMOUTH                  FIDELITY INVESTMENT SERVICES LIMITED                     52,979,312

JPMORGAN CHASE BANK                     FMR CORP                                                   30,000

BANK OF NEW YORK BRUSSELS               FIDELITY PENSION MANAGEMENT                              1,235,555

BANK OF NEW YORK EUROPE LDN             FIDELITY PENSION MANAGEMENT                               335,780

CITIBANK LONDON                         FIDELITY PENSION MANAGEMENT                               557,400

JP MORGAN, BOURNEMOUTH                  FIDELITY PENSION MANAGEMENT                              6,295,047

NORTHERN TRUST LONDON                   FIDELITY PENSION MANAGEMENT                              4,380,135

STATE STR BK AND TR CO LNDN             FIDELITY PENSION MANAGEMENT                               945,800

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

25,767,200

8) Percentage of issued class

1.36%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

4 FEBRUARY 2005

12) Total holding following this notification

156,050,441 SHARES

13) Total percentage holding of issued class following this notification

8.23%

14) Any additional information

15) Name of contact and telephone number for queries


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565



16) Name and signature of authorised company official responsible for making this notification


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC





Date of notification: 4 FEBRUARY 2005

Exhibit No.5



                                  SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


BARCLAYS GLOBAL INVESTORS LTD (46,849,920 SHARES)


BARCLAYS LIFE ASSURANCE CO LTD (2,557,991 SHARES)


BARCLAYS GLOBAL INVESTORS, N.A. (17,507,433 SHARES)


BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING (1,889,018 SHARES)


BARCLAYS GLOBAL FUND ADVISORS (4,414,908 SHARES)


GERRARD LTD (279,071 SHARES)


BARCLAYS CAPITAL SECURITIES LTD (300,000 SHARES)


BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD (307,759 SHARES)


BARCLAYS PRIVATE BANK AND TRUST LTD (15,600 SHARES)


BARCLAYS GLOBAL INVESTORS JAPAN LTD (443,401 SHARES)



5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

2 FEBRUARY 2005

11) Date company informed

7 FEBRUARY 2005

12) Total holding following this notification

74,565,101 SHARES


13) Total percentage holding of issued class following this notification

3.93%


14) Any additional information


15) Name of contact and telephone number for queries


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
020 7061 6565

16) Name and signature of authorised company official responsible for making this notification



RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC


Date of notification: 7 FEBRUARY 2005

Exhibit No.6


                         SCHEDULE 10

          NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FMR Corp. & FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


REGISTERED NAME                         MANAGEMENT COMPANY                                    NUMBER OF SHARES

JP MORGAN, BOURENMOUTH                  FIDELITY INVESTMENTS INTERNATIONAL                       2,126,143

BROWN BROS HARRIMN LTD LUX              FIDELITY INTERNATIONAL LIMITED                           86,764,469

NORTHERN TRUST LONDON                   FIDELITY INTERNATIONAL LIMITED                            232,800

JP MORGAN, BOURNEMOUTH                  FIDELITY INVESTMENT SERVICES LIMITED                     49,217,812

JPMORGAN CHASE BANK                     FMR CORP                                                   30,000

BANK OF NEW YORK BRUSSELS               FIDELITY PENSION MANAGEMENT                              1,145,055

BANK OF NEW YORK EUROPE LDN             FIDELITY PENSION MANAGEMENT                               311,180

CITIBANK LONDON                         FIDELITY PENSION MANAGEMENT                               516,500

JP MORGAN, BOURNEMOUTH                  FIDELITY PENSION MANAGEMENT                              6,295,047

NORTHERN TRUST LONDON                   FIDELITY PENSION MANAGEMENT                              4,084,835

STATE STR BK AND TR CO LNDN             FIDELITY PENSION MANAGEMENT                               876,600

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

4,450,000

8) Percentage of issued class

0.235%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

9 FEBRUARY 2005

12) Total holding following this notification

151,600,441 SHARES

13) Total percentage holding of issued class following this notification

7.996%

14) Any additional information

15) Name of contact and telephone number for queries


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565



16) Name and signature of authorised company official responsible for making this notification


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC





Date of notification: 9 FEBRUARY 2005

Exhibit No.7



                              SCHEDULE 10

            NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

MORLEY FUND MANAGEMENT LIMITED (A subsidiary of AVIVA PLC) AND AVIVA PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY NORWICH UNION NOMINEES LTD - 28,894,491 SHARES


CHASE GA GROUP NOMINEES LTD - 38,519,962 SHARES


CHASE NOMINEES LTD - 2,487,000 SHARES


CUIM NOMINEE LIMITED - 29,648,827 SHARES

5) Number of shares/amount of stock acquired

5,654,130

6) Percentage of issued class

0.298%

7) Number of shares/amount of stock disposed

N/A


8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

15 FEBRUARY 2005

11) Date company informed

17 FEBRUARY 2005

12) Total holding following this notification


99,550,280 SHARES

13) Total percentage holding of issued class following this notification

5.251%

14) Any additional information



15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC



Date of notification: 17 FEBRUARY 2005

Exhibit No.8



                                  SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


BRITEL FUND NOMINEES LIMITED (4,200,063 SHARES)


CHASE NOMINEES LIMITED (119,633,225 SHARES)

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

N/A


8) Percentage of issued class

N/A


9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

17 FEBRUARY 2005


11) Date company informed

18 FEBRUARY 2005

12) Total holding following this notification

120,671,635 SHARES


13) Total percentage holding of issued class following this notification

6.365%


14) Any additional information

15) Name of contact and telephone number for queries


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
020 7061 6565

16) Name and signature of authorised company official responsible for making this notification



RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC


Date of notification: 18 FEBRUARY 2005

Exhibit No.9

                            SCHEDULE 10

            NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

DEUTSCHE BANK AG

5) Number of shares/amount of stock acquired


NOT DISCLOSED

6) Percentage of issued class


NOT DISCLOSED

7) Number of shares/amount of stock disposed


N/A


8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

22 FEBRUARY

12) Total holding following this notification

57,277,647 SHARES

13) Total percentage holding of issued class following this notification

3.02%

14) Any additional information

N/A

15) Name of contact and telephone number for queries


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC


Date of notification: 23 FEBRUARY 2005

Exhibit No.10


1 March 2005


COOKSON GROUP ANNOUNCES NEW FINANCING ARRANGEMENTS

Cookson Group plc, the international materials science company, is today pleased to announce that it has arranged a new GBP200 million multicurrency revolving credit facility to replace the GBP148 million facility which was due to mature in 2006.

The new facility, which was over-subscribed, was arranged with Cookson's group of nine core relationship banks and is for a term of three years, with options to extend for a further two years. The facility is unsecured, with all security and guarantees under the previous facility being fully released. Borrowings under the facility will be used for general corporate purposes. Taking account of the new facility, together with the Group's existing private placement notes, total committed borrowing facilities available to the Group now amount to approximately GBP500 million.


Commenting on the refinancing, Cookson's Chief Executive Nick Salmon said:

"In our strategy statement on 18 January we indicated that we intended to refinance the Group's core bank facilities in the first half of this year. This is now complete and we are delighted by the strong demonstration of continuing support we have received from our long-established group of relationship banks.

"The improved pricing and terms of the new facility, particularly the full release of security, reflect the significant improvement in the Group's financial condition. The new facility underpins the Group's operational and strategic objectives for the future."

Shareholder/analyst enquiries:

Nick Salmon, Chief Executive                           020 7061 6500
Dennis Millard, Group Finance Director                 020 7061 6500
Lisa Williams, IR Manager                              020 7061 6500

Media enquiries:

John Olsen, Hogarth Partnership                        020 7357 9477



About Cookson Group
Cookson Group is a leading materials science company which provides materials, processes and services to customers worldwide. The Group operates as three divisions - Electronics, Ceramics and Precious Metals. The Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards, assemblers of semiconductor packaging and the electrical and industrial markets. The Ceramics division is a world leading supplier of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of refractory lining materials for iron and steelmaking and other industrial processes. The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs over 16,000 people in more than 35 countries and sells its products in over 100 countries.


Cookson Group plc
265 Strand, London WC2R 1DB
Tel:     020 7061 6500
Fax:     020 7061 6600
www.cooksongroup.co.uk

Exhibit No.11

                              SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

DEUTSCHE BANK AG

5) Number of shares/amount of stock acquired


N/A

6) Percentage of issued class


N/A

7) Number of shares/amount of stock disposed


NOT DISCLOSED


8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

2 MARCH 2005

12) Total holding following this notification

NOT DISCLOSED

13) Total percentage holding of issued class following this notification

LESS THAN 3%

14) Any additional information

N/A

15) Name of contact and telephone number for queries


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC


Date of notification: 3 MARCH 2005

Exhibit No.12


                          SCHEDULE 10

              NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VIDACOS NOMINEES

5) Number of shares/amount of stock acquired


2,000,000

6) Percentage of issued class


0.105%

7) Number of shares/amount of stock disposed


N/A


8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

11 MARCH 2005

11) Date company informed

14 MARCH 2005

12) Total holding following this notification

114,075,464 SHARES

13) Total percentage holding of issued class following this notification

6.017%

14) Any additional information

N/A

15) Name of contact and telephone number for queries


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565



16) Name and signature of authorised company official responsible for making this notification


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC


Date of notification: 14 MARCH 2005

Exhibit No.13


                                  SCHEDULE 10

                NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FMR Corp. & FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



REGISTERED NAME                         MANAGEMENT COMPANY                                    NUMBER OF SHARES

JP MORGAN, BOURNEMOUTH                  FIDELITY INVESTMENTS INTERNATIONAL                       1,214,693

BROWN BROS HARRIMN LTD LUX              FIDELITY INTERNATIONAL LIMITED                           86,764,469

NORTHERN TRUST LONDON                   FIDELITY INTERNATIONAL LIMITED                            411,060

JP MORGAN, BOURNEMOUTH                  FIDELITY INVESTMENT SERVICES LIMITED                     28,580,597

JPMORGAN CHASE BANK                     FMR CORP                                                   30,000

BANK OF NEW YORK BRUSSELS               FIDELITY PENSION MANAGEMENT                               495,955

BANK OF NEW YORK EUROPE LDN             FIDELITY PENSION MANAGEMENT                               126,880

CITIBANK LONDON                         FIDELITY PENSION MANAGEMENT                               204,700

JP MORGAN, BOURNEMOUTH                  FIDELITY PENSION MANAGEMENT                              6,295,047

NORTHERN TRUST LONDON                   FIDELITY PENSION MANAGEMENT                              2,006,075

STATE STR BK AND TR CO LNDN             FIDELITY PENSION MANAGEMENT                               354,300

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

25,116,665

8) Percentage of issued class

1.325%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

14 MARCH 2005

12) Total holding following this notification

126,483,776 SHARES

13) Total percentage holding of issued class following this notification

6.671%

14) Any additional information

15) Name of contact and telephone number for queries


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7061 6565



16) Name and signature of authorised company official responsible for making this notification


RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC





Date of notification: 14 MARCH 2005

Exhibit No.14

15 March 2005


COOKSON GROUP plc BOARD CHANGES

Cookson Group plc, the international materials science company, announces the following Board changes.

Dennis Millard, Group Finance Director

Dennis Millard, Group Finance Director, has informed the Board of his intention to step down from the Board and leave the Company during the course of 2005.

Mr Millard has been Group Finance Director since 1996. The process of recruiting a successor has commenced and Mr Millard has agreed to continue in his role until such time as an appointment has been made and an appropriate transition effected.

Dennis Millard commented:

"My time as Cookson's Finance Director has been hugely fulfilling. However, after more than nine years, and with the recent strategic review and refinancing complete, I feel that this is the right time to move on. After taking a complete break for a period, I intend to seek new business challenges.

"I am confident that the recently announced strategy is the best way forward for Cookson, and my colleagues will have my full support during my remaining months with the Company, and indeed thereafter."

Nick Salmon, Chief Executive, said:

"Dennis has been an extremely effective Finance Director and an enormously supportive colleague to me during my initial period at Cookson.

"Importantly, he has recently put in place new financing arrangements which reflect the significant improvement in Cookson's financial condition and underpin our operational and strategic objectives for the future.

"Dennis has my personal thanks and best wishes for his future plans. In the meantime, I am delighted that he has agreed to stay with us in order to effect a smooth transition to his successor."

Kent Atkinson, non-executive Director

Kent Atkinson, non-executive Director, who joined the Cookson Board in April 2003, has decided to step down from the Board with effect from 15 April, in order to devote more time to his other commitments. He was recently appointed as a non-executive Director of Standard Life Assurance Company, and is also a non-executive Director of Marconi Corporation PLC and Coca-Cola HBC S.A.

Mr Atkinson will be succeeded as Senior Independent Director by John Sussens with immediate effect. Mr Sussens joined the Board of Cookson in May 2004.

The Board is in the process of recruiting an additional non-executive Director, who in due course will succeed Mr Atkinson as Chairman of the Audit Committee.


Commenting on the above changes, Bob Beeston, Chairman of Cookson, said:

"Dennis Millard has been an outstanding Finance Director of Cookson over a period that has encompassed both significant achievements and considerable challenges. Above all, the Group is now on a very sound financial footing, for which Dennis should take much personal credit. When he leaves Cookson later this year, it will be with our sincere thanks and our very best wishes.

"I would also like to thank Kent Atkinson, on behalf of the Board, for all that he has contributed to Cookson over the past two years as our Senior Independent Director and Chairman of the Audit Committee. He has played an active and valuable role during a demanding period of change, and we wish him well with his new commitments."


For further information, please contact:

Shareholder/analyst enquiries:
Bob Beeston, Chairman                                Cookson Group plc
Nick Salmon, Chief Executive                         Tel: 020 7061 6500

Press enquiries:
John Olsen                                          Hogarth Partnership
                                                    Tel: 020 7357 9477

Cookson Group has today announced its preliminary results for the year to 31 December 2004. The results announcement is available on Cookson's website: www.cooksongroup.co.uk


Cookson Group plc, 265 Strand, London WC2R 1DB
Registered in England and Wales No. 251977 www.cooksongroup.co.uk

About Cookson Group
Cookson Group is a leading materials science company which provides materials, processes and services to customers worldwide. The Group operates as three divisions - Electronics, Ceramics and Precious Metals. The Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards, assemblers of semiconductor packaging and the electrical and industrial markets. The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of refractory lining materials for iron and steelmaking and other industrial processes. The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs over 16,000 people in more than 35 countries and sells its products in over 100 countries.

Exhibit No.15

15 March 2005

ANNOUNCEMENT OF 2004 PRELIMINARY RESULTS

------------------------------------------------------------------------------

                                             2004            2003         Increase/(decrease) vs. 2003
Continuing Operations                                                 Reported rates    Constant rates
Turnover                                   GBP1,698m        GBP1,624m              +5%           +11%
Operating profit*                          GBP119.6m         GBP81.2m             +47%           +60%
Return on sales*                                7.0%             5.0%         +2.0 pts      +2.1 pts

Group
Profit/(loss) before tax - headline*        GBP93.1m         GBP32.6m           +186%
                         -  basic         GBP(18.7)m      GBP(187.3)m
Earnings per share       - headline*            3.3p           1.1p            +200%
                         - basic              (2.7)p        (10.9)p

Free cash flow                              GBP51.6m         GBP15.7m      +GBP35.9m
Net debt                                   GBP306.9m        GBP358.5m      GBP(51.6)m

------------------------------------------------------------------------------
*(before amortisation of intangibles and exceptional items)

Highlights

o        Operating profit up 60% at constant exchange rates
         -   all three divisions record strong increases in operating profit

o        Significant improvement in return on sales

o        Headline EPS increases three-fold

o        Marked reduction in net debt

o        New GBP200 million bank facility announced in March 2005

o        Strategic review concluded


Commenting on the Group's results and current trading, Nick Salmon, Chief Executive, said:

"2004 has shown a further strong improvement in Cookson's performance, with significantly enhanced profitability across all three divisions and a much improved balance sheet. This stemmed from healthy growth in our main end-markets and the benefits of extensive restructuring and repositioning actions. We have also improved Cookson's risk profile over the past two years by eliminating some of the most cyclical and underperforming elements of the business.

"Trading in the early weeks of 2005 suggests that the robust market conditions experienced by the Ceramics division in 2004 are continuing. In the Electronics division, there was evidence in late January and February that customers were de-stocking inventories of some higher margin products, although momentum now appears to be returning. The relatively weak retail trading environment which impacted the Precious Metals division throughout the second half of 2004 remains but many jewellery industry observers remain optimistic of a recovery.

"From  this  position,   we  are  confident  that  we  can  deliver   additional
improvements as we execute our strategy to enhance operational performance, strengthen our balance sheet further via the disposal programme and build on our core businesses."


OVERVIEW

Summary of Group results

Turnover for the Group's continuing operations of GBP1,698 million was 5% higher than 2003 at reported exchange rates and 11% higher at constant rates. Operating profit of GBP120 million rose by 47% over 2003 at reported rates and by 60% at constant rates. This, in turn, resulted in a 2 percentage point improvement in return on sales in 2004 at reported rates to 7%.

Higher operating profit from continuing activities, the eradication of losses from discontinued businesses and lower interest costs led to a marked increase in Group profit before tax, amortisation of intangibles and exceptional items to GBP93 million, up from GBP33 million in the prior year. Headline earnings per share increased three-fold to 3.3p compared with 1.1p in 2003.

Exceptional operating charges of GBP23 million were incurred in 2004 as the Group continued to streamline and rationalise operations. Non-operating exceptional costs of GBP57 million arose from the further divestment of non-core and underperforming businesses. Amortisation of intangibles amounted to GBP33 million. As a consequence, the loss for 2004 after all exceptional items and amortisation of intangibles was GBP50 million (2003: GBP205 million loss).

Continued tight management of working capital and capital expenditure, as well as strong cash generation in the fourth quarter and a positive exchange rate effect, resulted in Group net debt at the year end falling by GBP52 million to GBP307 million.

In March 2005, the Group's GBP148 million secured committed bank facility was replaced with a new GBP200 million bank facility. The new facility has a term of three years, with options to extend for a further two years. It is unsecured, with all security and guarantees attached to the previous facility being fully released, and contains improved pricing and terms.

Strategic Initiatives and Strategic Review

Action was taken during 2004 to address underperforming businesses, as outlined below. These measures are expected to yield improved operating results going forward and to improve the Group's risk profile by significantly reducing its exposure to highly cyclical markets.

o Restructuring of Precious Metals in Europe: two manufacturing sites in France were closed during 2004 and seven sales offices were consolidated into three. European production was reorganised to focus on gold products in the UK and silver products in Spain. Completion of this programme will take place in the second quarter of 2005.

o Restructuring of Electronics in the USA and Europe: in the second half of the year, a further phase of restructuring in the Laminates sector commenced in the USA and Germany, including rationalisation of the US-based divisional head office. Completion of the US initiatives and implementation of a social plan in Germany, which has been agreed with the local unions, are scheduled to take place in the first half of 2005.

o Disposals and rationalisation in Ceramics: as part of the strategy to exit low margin commodity activities, two brickmaking businesses based in Belgium and Germany were sold in December 2004. In addition, three facilities were rationalised in the USA with production transferred to existing sites in the USA and Mexico.

o Sale of fraternity rings business: this non-core Precious Metals business was sold in December 2004.


After his appointment in July 2004, Chief Executive Nick Salmon, together with the Board, conducted an in-depth strategic review, the outcome of which was presented to the financial markets on 18 January 2005.

The main conclusions arising out of the strategic review were that:

- there has been a common misconception that Cookson is a pure electronics company. In reality, since the disposal of the loss-making equipment business Speedline and the restructuring of Laminates, less than 30% of Group sales and profits come from electronics markets;

- all of the Group's main businesses command strong market shares and technology positions and have production facilities that are well adapted to their geographic markets, however more can be done to improve performance;

- the Group has adequate financial resources. The new GBP200 million unsecured bank facility is a clear and tangible confirmation of the Group's improved financial condition and prospects; and

- disposal of one of the two larger divisions or a demerger of the Group into its constituent parts is unlikely to create shareholder value for a number of reasons, including significant earnings dilution.

As a result of the review, the Group will pursue a strategy which incorporates the following:

o Operational focus will be on developing the performance of the Group's core businesses by capitalising on existing strong market shares and technological expertise and investing further in growing markets. Operational improvement plans are being introduced at all businesses designed to produce marked gains in competitiveness, profitability and cash generation.

o Debt will be reduced significantly over the next 2-3 years through a combination of stronger operational cash flow - from improved profitability and working capital management - and a disposal programme which aims to raise over GBP100 million from the sale of a number of non-core businesses across all three divisions.

o Specific financial targets set for each division for the next three years envisage a return to double digit return on sales being achieved across the Group by the end of 2007.

o The Board intends to return Cookson to the dividend list as soon as possible, with dividends funded on an ongoing basis from free cash flow.

CURRENT TRADING AND OUTLOOK

Trading in the early weeks of 2005 suggests that the robust market conditions experienced by the Ceramics division in 2004 are continuing. In the Electronics division there was evidence in late January and February that customers were de-stocking inventories of some higher margin products, although momentum now appears to be returning. The relatively weak retail trading environment which impacted the Precious Metals division throughout the second half of 2004 remains but jewellery industry observers generally remain optimistic of a recovery.

From this position, we remain confident that we can deliver additional improvements as we execute our strategy to enhance operational performance, strengthen our balance sheet further via the disposal programme and build on our core businesses.


RESULTS OF OPERATIONS

Note. The data provided in the tables on pages 4 to 8 are at constant exchange rates, i.e. expressing 2003 results at 2004 exchange rates, as this provides a more meaningful comparison of underlying trading performance. Reported results for the year for the Group and each division can be found in the financial statements and notes on pages 15 to 20. In addition, all information: excludes the results of discontinued operations in 2003, primarily Speedline; excludes the Group's share of results attributable to joint ventures (unless stated otherwise); and states operating profit before amortisation of intangibles and exceptional items. The impact of acquisitions was immaterial in 2004 and 2003.


Group - Continuing operations


                                Turnover (GBPm)              Operating Profit        Return on Sales (%)
                                                                 (GBPm)
                            -----------------------      ---------------------     ---------------------

                               2004        2003            2004       2003           2004        2003
                            -----------  ----------      ---------  ----------     ----------  ---------

           First half           842           746           55.1       29.8            6.5         4.0
           Second half          856           778           64.5       45.2            7.5         5.8

           ----------------------------  ----------      ---------  ----------     ----------  ---------
           Year               1,698         1,524          119.6       75.0            7.0         4.9
           ==============   ===========  ==========      =========  ==========     ==========  =========



Turnover for the Group's continuing operations, including joint ventures, was 11% higher in 2004 than 2003. In the second half of 2004, turnover increased by 10% over the second half of 2003 and fourth quarter turnover of GBP437 million was 4% higher than the same quarter last year. These growth rates reflect the fact that Group performance had begun to recover in the second half of 2003, particularly in the fourth quarter of that year.

Higher profits across all three divisions resulted in a 60% increase in operating profit in 2004; fourth quarter operating profit of GBP35.6 million was 18% higher than the same quarter last year. All three divisions registered improvements in operating profit for the year over 2003: Ceramics increased by GBP10.6 million (23%), Electronics was GBP30.0 million (154%) higher and Precious Metals was up GBP1.7 million (23%). Profits from joint ventures rose by GBP2.3 million at constant exchange rates to GBP4.0 million.

Return on sales for the Group's continuing operations improved by 2.1 percentage points in 2004 to 7.0% and has risen sequentially in each half year since the beginning of 2003. All divisions recorded year-on-year rises in return on sales.

The fastest growing and most profitable region for the Group continued to be Asia-Pacific which accounted for 24% of the Group's customer base in 2004 and 47% of operating profit. The USA remained the Group's largest region in terms of turnover, representing 30% of the total in 2004. There was a major improvement in profitability in this region where the rationalisation initiatives outlined above, and others that had commenced in 2003, began to bear fruit.

Ceramics division

                                 Turnover (GBPm)              Operating Profit        Return on Sales (%)
                                                                  (GBPm)
                              ----------------------      ---------------------     --------------------

                                2004        2003            2004       2003           2004       2003
                              ----------  ----------      ---------  ----------     ---------  ---------

            First half           358         330            25.9       22.4           7.2        6.8
            Second half          381         337            30.9       23.8           8.1        7.1

            ----------------------------  ----------      ---------  ----------     ---------  ---------
            Year                 739         667            56.8       46.2           7.7        6.9
            =============   ==========  ==========      =========  ==========     =========  =========


(Note. Data shown for the Ceramics division excludes the share of results attributable to joint ventures.)

Market Conditions

Approximately 70% of the Ceramics division's turnover is linked to the level of steel produced in the markets in which it operates. Global steel production surpassed one billion tonnes for the first time in 2004, rising 9% over the previous year. Production in the division's established markets - the USA and Europe - was 5% higher year-on-year. China continued to be the world's largest producer of steel, accounting for over 25% of total world production. Steel production in the division's other emerging steel markets remained strong, including India, Russia, Ukraine and Brazil.

In the division's Foundry sector, activity is largely centred on US and European markets and market conditions in this sector were, as is often the case, similar to those seen in the steel industry. The Industrial Processes sector has a diverse market base which experienced mixed conditions in 2004. In the Glass sector, furnace relining and glass output remained solid and sales for the sector's products grew soundly. Demand for solar energy - and thus for the Glass sector's crucibles used in the manufacturing of photovoltaic cells - was robust.

Divisional Performance

Turnover for 2004 of GBP739 million was 11% higher than 2003. Turnover for the Iron & Steel sector rose 12% which was driven by the growth in steel production in the regions in which it operates and was boosted by relatively low margin supply and construction contracting. Turnover in the Foundry sector was up marginally and was slightly lower for Industrial Products, whereas in the Glass sector, turnover grew strongly. Growth in turnover was steady throughout the year and in the fourth quarter rose 9% to GBP195 million.

Continental Europe and the UK collectively remained the division's largest region, accounting for 41% of total turnover and the USA was the next largest with 30% in 2004. Turnover in the Asia-Pacific region continued to grow strongly and accounted for 13% of the total in 2004.

The division registered another year of solid profit performance in 2004 with operating profit increasing by 23% to GBP56.8 million. The year's results were positively impacted by solid growth in profits by the Iron & Steel sector and particularly strong growth in the Glass sector. As a result, return on sales for the division improved by 0.8 percentage points to 7.7%. In the fourth quarter, operating profit was GBP15.9 million, up 20% over the same period in 2003.

Electronics division

                                Turnover (GBPm)           Operating Profit (GBPm)      Return on Sales (%)
                             ----------------------     ----------------------     ---------------------

                               2004        2003           2004        2003           2004       2003
                             ----------  ----------     ----------  ----------     ---------- ----------

           First half           308         258            23.3         6.3            7.6        2.4
           Second half          318         269            26.2        13.2            8.2        4.9

           ----------------------------  ----------     ----------  ----------     ---------- ----------
           Year                 626         527            49.5        19.5            7.9        3.7
           =============    ==========  ==========     ==========  ==========     ========== ==========


(Note. Data shown for the Electronics division and sectors excludes the share of results attributable to joint ventures.)

Market Conditions

The Electronics division began to see a recovery in its markets in the fourth quarter of 2003 and trading conditions remained favourable throughout 2004. Double digit year-on-year growth rates were recorded by the electronics industry in the first three quarters of 2004 but, as anticipated, the rate of growth slowed in the fourth quarter. The electronics industry's established market drivers - PCs and mobile handsets - grew strongly in 2004 as did demand for consumer electronic devices which are driving the industry to an increasing degree. The Asia-Pacific region enjoyed the strongest industry growth in terms of both production and local end market demand; North America also grew, whereas activity in Europe was subdued.

In the division's non-electronics markets, which account for some 30% of its sales, sound conditions prevailed for the year, particularly in its automotive related markets in the USA, Europe and Asia-Pacific.

Divisional Performance

Turnover for the division rose by 19% in 2004. As for the wider electronics industry, the division's year-on-year turnover growth for each of the first three quarters was strong and averaged 23%. In the fourth quarter, as expected given the strong recovery seen in the last quarter of 2003, turnover of GBP159 million was up 8% year-on-year and unchanged sequentially.

Higher turnover and the benefits of wide-ranging restructuring initiatives led to operating profit for 2004 being more than twice that of 2003. Return on sales improved strongly year-on-year to 7.9% in 2004 and has grown sequentially for each half year since the beginning of 2003. Operating profit in the fourth quarter was GBP14.3 million, an increase of 32% over 2003.

Asia-Pacific continued to be the division's largest and most profitable region, again reflecting the experience of the wider electronics industry. In 2004, operations in Asia-Pacific accounted for 40% of the Electronics division's turnover and three-quarters of its operating profit. The second largest region, the USA, contributed 27% of the division's turnover and, although only marginally profitable, recorded a vastly improved performance than in 2003 when losses of some GBP19 million were registered.


Assembly Materials

Turnover for the Assembly Materials sector grew by 28% in 2004 to GBP280 million. However, approximately two-thirds of this increase was related to a significant rise in the price of tin - the sector's major raw material - which rose by some 70% and was, in the main, passed on to customers during the course of the year. In line with the division as a whole, the performance of the sector's operations in the Asia Pacific region was particularly robust.

Operating profit for the Assembly Materials sector grew by 48% in 2004 to GBP22.2 million, helped by both higher volumes in the sector's surface mount and speciality coatings product areas and by lower manufacturing costs. Return on sales for the year also improved, rising to 7.9%, despite the impact of sharply higher tin prices.

Chemistry

The Chemistry sector, whose sales address the electronics and industrial markets in equal measure, experienced strong demand for PCB fabrication chemistries in Asia-Pacific whilst growth for these products was flat in Europe and contracted in North America. High margin semiconductor copper sales were robust on a worldwide basis. The industrial segments - particularly automotive - achieved sound growth across all regions. In addition, a decision was taken in the second half of the year to withdraw from certain low margin, precious metal decorative products.

Overall, the sector's turnover was 5% higher year-on-year at GBP214 million. Operating profit improved markedly to GBP27.2 million, an increase of 45% over 2003, and return on sales rose to 12.7% for the year.

Laminates

Market conditions for Laminates improved significantly in 2004, with demand for products related to high reliability server applications and lead free assembly fuelling growth. The sector reported turnover of GBP132 million, 26% higher than 2003. The improvement arose mainly from strong growth in Asia-Pacific, passing on higher raw material costs, the benefits of the new product introductions and some important market share gains.

Following heavy losses in the three previous years, the sector operated at or around break-even during the year and, as a consequence, contributed a year-on-year improvement in operating profit of GBP14.4 million. This resulted from both higher turnover and the benefits of the extensive cost cutting and capacity realignment measures in the USA and Europe undertaken in 2004 and in previous years. The US and European operations operated at a loss in 2004 and hence the focus of the restructuring and rationalisation initiatives remains in these regions. In the sector's profitable Asia-Pacific operations, which account for some 50% of turnover, the emphasis is on increasing capacity.



Precious Metals division


                                  Turnover (GBPm)            Operating Profit         Return on Sales (%)
                                                                 (GBPm)
                               ----------------------     --------------------      --------------------

                                 2004       2003            2004       2003           2004       2003
                               ---------- -----------     ---------- ---------      ---------  ---------

            First half            151        139             3.3       0.4            2.2        0.3
            Second half           137        151             6.0       7.2            4.4        4.7

            ----------------------------- -----------     ---------- ---------      ---------  ---------
            Year                  288        290             9.3       7.6            3.2        2.6
            ============       ========== ===========     ========== =========      =========  =========


Market Conditions

The Precious Metals division faced difficult market conditions again in 2004 as consumer confidence remained depressed in the USA and Europe, the division's main markets. The fourth quarter holiday shopping season was lacklustre across the retail industry, including jewellery sales. White metals and gemstone items continued to be popular with jewellery purchasers at the expense of the yellow gold items which are the division's core products. The gold price was volatile, as it had been in 2003, whilst maintaining an underlying upward trend.

Divisional Performance

The Precious Metals division's turnover for 2004 was 1% lower than 2003; excluding the precious metal content, the net sales value of GBP116 million was also 1% lower than 2003. After year-on-year growth of 8% in the first half, turnover fell by 10% in the second half. Higher turnover in the first half reflects the non-recurrence of the US retailer de-stocking experienced in that period in 2003, whereas sales in the second half were lower due to the weak holiday season and to an anticipated slippage in sales following the transfer of the division's French production capacity to the UK and Spain. Turnover in the fourth quarter was GBP73 million, 11% lower than the same period in 2003.

Despite marginally lower turnover, the Precious Metals division's operating profit was 22% higher than 2003. This is due to the benefits of the cost saving initiatives in the USA and France and to improved manufacturing efficiencies. Further improvement is expected in Europe once the programme to manufacture all gold products in the UK and silver in Spain has been fully implemented. Some 55% of the division's net sales value originates from its US operations with the balance in Europe, although the US operations remain significantly more profitable. Return on net sales value was 8.0%, 1.1 percentage points higher than 2003. Fourth quarter operating profit was GBP4.8 million, 6% lower than the fourth quarter of 2003.

Joint ventures

Joint venture turnover in 2004 was GBP45.2 million, up 16% on 2003. Operating profit from joint ventures was GBP4.0 million, an increase of 135% on the prior year.

The majority of the joint venture results related to the Chemistry sector's joint venture in Japan. This business performed well, with turnover of GBP39.6 million up 36% and operating profits increasing by GBP1.6 million to GBP3.5 million on the back of a very strong performance in the first quarter of 2004.

The Laminates sector's loss-making joint venture with Fukuda was wound up during 2004 after recording sales of GBP1 million and an operating loss of GBP0.4 million in the year.

GROUP PROFIT AND LOSS

Profit before tax, exceptional items and amortisation of intangibles

                                                                    GBPmillions*

                                                              2004                  2003

                       First half                             42.0                  5.5

                       Second half                            51.1                 27.1
                                                      ------------------    ------------------
                                                      ------------------    ------------------

                       Year                                   93.1                 32.6
                                                      ==================    ==================
                      *(at reported exchange rates)


Group profit before tax, exceptional items and amortisation of intangibles was GBP93.1 million for 2004, which was GBP60.5 million higher than 2003. This increase arose as follows:

o GBP44.6 million (60%) increase in operating profit from continuing operations at constant exchange rates;
o eradication of losses of GBP17.0 million that were incurred by operations discontinued in 2003, predominantly Speedline;
o    GBP5.1 million decrease in interest; and
o GBP6.2 million adverse exchange rate translation variance for operating profit of continuing operations.

The adverse exchange rate translation effect arose mainly as a consequence of the weakness of the US dollar and its "tracking" currencies versus sterling.

The decrease in interest in 2004 from GBP31.6 million to GBP26.5 million arose primarily from a lower charge for the amortisation of refinancing fees and a favourable exchange rate impact of GBP2.8 million. The average interest rate on drawn borrowings, excluding the amortisation of refinancing fees and the deferred income from interest rate swaps, was 6.8%, similar to that of 2003. The margins on the new bank facility arranged in March 2005 are at a lower level than the previous facilities.

Exceptional items and amortisation of intangibles

Operating exceptional items

In 2004, operating exceptional charges of GBP22.7 million (2003: GBP22.2 million) arose, consisting of GBP7.9 million of asset write-offs and GBP14.8 million of cash-related costs. Of the total charge for 2004:

o GBP2.9 million arose in the Ceramics division for the rationalisation of three manufacturing facilities in the USA;
o GBP9.9 million related to programmes to optimise the manufacturing capacity and product offering of the Laminates sector of the Electronics division in the USA and Europe and to reorganise the divisional and sector management structures; and
o GBP9.9 million arose in respect of the programme to reorganise the Precious Metals division's European operations.

A further operating exceptional charge of approximately GBP10 million is expected to accrue in 2005 to continue these initiatives.

An exceptional interest charge of GBP2.4 million arose in 2003; no charge arose in 2004.


Net loss on disposal of operations

A net loss on disposal of  operations  of GBP39.8  million  arose in 2004 (2003:
GBP165.7 million), consisting of a net loss before goodwill of GBP27.5 million and a write-back/off of goodwill of GBP12.3 million, primarily from the following:

     o sale of two brickmaking plants in Europe in the Ceramics division (GBP33.2 million); and
     o winding up of the Cookson Fukuda joint venture in the UK in which the Group had a 50% share (GBP7.4 million).

The net loss in 2003 of GBP165.7 million was mainly in respect of the sale of Speedline and the Precision Products businesses.

Net (loss)/profit on fixed assets

A net loss of GBP16.8 million in 2004 (2003: GBP5.1 million profit) was due primarily to a GBP17.9 million write-down in the value of the Group's investment in a revenue sharing arrangement put in place in 1998 with ELI Inc. over a fibre optic cable network in the USA.

Amortisation of intangibles

In 2004, the charge for the amortisation of intangibles, mainly goodwill, was GBP32.5 million (2003: GBP34.7 million).

Profit/loss before tax on ordinary activities

The loss on ordinary activities before tax for 2004 of GBP18.7 million was GBP168.6 million lower than the loss of GBP187.3 million recorded in 2003. This significant improvement arose, as set out above, from higher operating profits, lower interest and decreased losses on disposal of operations.

Taxation

The Group recorded a total tax charge of GBP27.4 million (2003: GBP14.8 million). This consists of:

o a charge of GBP26.2 million (2003: GBP9.8 million) on profit before tax, exceptional items and amortisation of intangibles, representing an effective rate of 28% (2003: 30%); and

o exceptional tax charges and a net tax charge on exceptional items and goodwill of GBP1.2 million (2003: GBP5.0 million).

The Group wrote down its deferred tax assets by GBP10.0 million in light of a reassessment of expected future geographical profit contributions. This was partly offset by GBP3.6 million of tax credits arising from disposals and operating exceptional costs and the release of GBP5.2 million from fair value tax provisions in respect of a prior period acquisition.

Profit/loss for the year

Profit for the year before exceptional items and amortisation of intangibles was GBP62.8 million (2003: GBP20.4 million) with the GBP42.4 million increase over 2003 arising from the significant rise in profit before tax and a lower effective tax rate, partly offset by GBP1.7 million higher minority interests on increased profits.

After taking account of exceptional items and amortisation of intangibles after tax of GBP113.0 million (2003: GBP224.9 million), the Group recorded a loss for the year of GBP50.2 million; this was GBP154.3 million lower than the GBP204.5 million loss incurred in 2003.

Earnings per share (EPS)

Headline EPS, based on profit for the year before exceptional items and amortisation of intangibles, amounted to 3.3 pence per share in 2004, a three-fold increase on the 1.1 pence recorded in 2003. The Company believes this basis of calculating EPS gives the most appropriate measure of the underlying earnings per share of the Group.

Basic EPS, based on profit for the year after amortisation of intangibles and exceptional items, was a loss per share of 2.7p (2003: 10.9p loss).

The average number of shares in issue during 2004 was 1,883 million (2003: 1,880 million) and the number of shares in issue at 31 December 2004 was 1,895 million.

Dividends

No dividends have been paid or proposed in respect of 2003 or 2004. It is the Board's intention to return Cookson to the dividend list as soon as possible, with dividends paid on a sustainable basis from free cash flow.


GROUP CASH FLOWS

Net cash inflows from operating activities

In 2004, the Group generated GBP145.5 million of net cash inflow from operating activities, which was GBP38.0 million more than 2003. This increase arose from:

o   a GBP47.5 million increase in EBITDA to GBP162.3 million;
o a cash outflow of GBP17.0 million for trade working capital in 2004 compared with an inflow of GBP10.3 million in 2003;
o a net increase in cash inflow for operating provisions and accruals of GBP18.0 million; and
o   a similar cash spend for rationalisation costs of GBP14.2 million.

In the first half of 2004, cash outflows for trade working capital were GBP53.7 million in response to significantly higher levels of trading activity at the end of June 2004 compared with the end of December 2003. In the second half of 2004, cash inflows from trade working capital of GBP36.7 million were generated due to both normal fourth quarter seasonal inflows and continued attention paid to the management of working capital. The latter is evidenced by the percentage of average trade working capital to sales decreasing from 22.8% in 2003 to 21.3% in 2004.

Cash outlaid for rationalisation costs of GBP14.2 million arose primarily in the Electronics division (GBP6.6 million) and in the Precious Metals division (GBP6.4 million) in respect of programmes which commenced in 2004 and in prior years. Some GBP10 million is expected to be outlaid in 2005 for rationalisation programmes which commenced in 2004.

Capital expenditure

Payments to acquire fixed assets were GBP42.3 million in 2004, GBP6.2 million lower than 2003 and representing 0.9 times depreciation (2003: 0.9 times).

Receipts from the disposal of fixed assets, primarily for properties, were GBP1.5 million in 2004, down from GBP5.8 million in 2003.

Operating cash flow

Operating cash flow for 2004 for the Group, i.e. cash flow from operating activities plus dividends received from joint ventures less net capital expenditure, amounted to GBP107.0 million, which was GBP40.0 million, or 60%, higher than 2003. The cash conversion rate for continuing operations, i.e.
operating cash flow as a percentage of operating profit excluding joint ventures, was 91%, in line with that achieved on average in the last five years.

Interest and dividends paid to minority shareholders

Net cash outflows for interest in 2004 were GBP31.6 million compared with GBP29.1 million in 2003. The GBP2.5 million year-on-year increase comprised a decrease in payments on borrowings of GBP2.8 million offset by a cash inflow for the close-out of long-dated interest rate swaps of GBP5.3 million in 2003.

Dividends paid to minorities of GBP3.1 million (2003: GBP1.5 million) rose in line with increased profits.

Taxation

Tax cash outflows for 2004 were GBP20.7 million, the same as in 2003.

Free cash flow


                                                                GBP millions
                                                            2004                  2003

                       First half                          (21.2)                  8.8

                       Second half                          72.8                   6.9
                                                      ------------------    ------------------
                                                      ------------------    ------------------

                       Year                                 51.6                  15.7
                                                      ==================    ==================

Free cash flow - being net cash flow before financing, acquisitions and disposals - improved from GBP15.7 million in 2003 to GBP51.6 million in 2004, with the increase arising primarily from higher operating profitability. In the second half, free cash flow increased strongly compared with both the prior year and the first half of 2004 due to higher profits and significantly higher cash inflows from trade working capital.

Acquisitions and disposals

Acquisitions
In 2004, net cash outflow for acquisitions was GBP12.0 million (2003: GBP19.1 million), of which GBP10.0 million was in respect of deferred consideration for prior period acquisitions with the balance for the acquisition of a small Ceramics business in China. The balance owing for deferred consideration for prior period acquisitions is GBP13.4 million, of which GBP7.9 million falls due in 2005.

Disposals
Net cash inflow from disposals amounted to GBP1.4 million (2003: GBP49.7 million) and relates to the sale of certain of the Ceramics division's brick plants in Europe and the fraternity ring business of the Precious Metals division, partly offset by the costs of winding up the Cookson Fukuda joint venture. In 2003, the cash inflows from disposals related primarily to the sale of the Precision Products sector.

In addition, outlays in respect of costs arising from prior years' disposals amounted to GBP10.0 million (2003: GBP9.1 million).

Net cash inflow before financing and decrease in net debt

The aggregate effect of the above cash flows resulted in net cash inflow before financing of GBP31.0 million for 2004 (2003: GBP37.2 million). This, together with a positive translation effect of GBP21.8 million due primarily to a decrease in the value of US dollar denominated borrowings, resulted in a decrease in net debt of GBP51.6 million to GBP306.9 million.


GROUP BORROWINGS

The following table presents the Group's reported net debt position at 31 December 2003 and 2004:


                                                   At 31 December 2004 (GBPm)     At 31 December 2003 (GBPm)
                                                   -------------------------
                                                   -------------------------    -------------------------

          US Private Placement loan notes                      296.7                        318.4
          Convertible bonds                                      -                           80.0
          Committed bank facilities                             40.0                          -
          Other loans, overdrafts, other                        17.6                         16.9
                                                   -------------------------    -------------------------
          Gross borrowings                                     354.3                        415.3
          Cash and short-term deposits                         (47.4)                       (56.8)
                                                   -------------------------    -------------------------
                                                   -------------------------    -------------------------
          Net debt                                             306.9                        358.5
                                                   =========================    =========================

In 2004, the Group's core borrowing requirements were satisfied by $570 million (GBP296.7 million) of US Private Placement loan notes that are due for repayment between 2005 and 2012 and a GBP188 million committed syndicated bank facility that was arranged in December 2003. During the year, GBP80 million of convertible bonds were repaid and GBP40 million of the bank facility was cancelled.

In March 2005, a new GBP200 million bank facility was arranged which replaced the then remaining GBP148 million facility. The new facility carries improved pricing and terms, including a term of three years to 1 March 2008, with options to extend by a further two years. It is unsecured, with all security and guarantees under the previous facility fully released. Taking account of the new facility, together with the Group's existing private placement notes, total committed borrowing facilities available to the Group now amount to approximately GBP500 million.


Shareholder/analyst enquiries:

Nick Salmon, Chief Executive                           Cookson Group plc
Dennis Millard, Group Finance Director                 Tel: 020 7061 6500
Lisa Williams, Investor Relations Manager

Press enquiries:

John Olsen, Hogarth Partnership                       Hogarth Partnership
                                                      020 7357 9477


Copies of Cookson's 2004 Annual Report are due to be posted to the shareholders of the Company on 22 April 2005 and will be available on the Company's website and at the Registered Office of the Company after that date.

Cookson management will make a presentation to analysts on 15 March 2005 at 9:30am (UK time). This will be broadcast live on Cookson's website. An archive version of the presentation will be available on the website from mid-afternoon on 15 March.



Forward Looking Statements
This announcement contains certain forward looking statements regarding the Group's financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management and other matters. Statements in this document that are not historical facts are hereby identified as "forward looking statements" for the purpose of the safe harbour provided by Section 21E of the US Exchange Act and Section 27A of the US Securities Act. Such forward looking statements, including, without limitation, those relating to the future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, in each case relating to Cookson, wherever they occur in this document, are necessarily based on assumptions reflecting the views of Cookson and involve a number of known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements. Such forward looking statements should, therefore, be considered in light of various important factors. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic and business cycles; the terms and conditions of Cookson's financing arrangements; foreign currency rate fluctuations; competition in Cookson's principal markets; acquisitions or disposals of businesses or assets; and trends in Cookson's principal industries.

The foregoing list of important factors is not exhaustive. When relying on forward looking statements, careful consideration should be given to the foregoing factors and other uncertainties and events, as well as factors described in documents the Company files with the UK and US regulators from time to time including its annual reports and accounts.

Such forward looking statements speak only as of the date on which they are made. Except as required by the Rules of the UK Listing Authority and the London Stock Exchange and applicable law, Cookson undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this report might not occur.


Cookson Group plc, 265 Strand, London WC2R 1DB
Registered in England and Wales No. 251977 www.cooksongroup.co.uk




Group Profit and Loss Account
for the year ended 31 December 2004


                                                                   2004                           2003
                                    -------------------------------------------------------------------
                                       Before       Exceptional            Before Exceptional
                                    exceptional     items               exceptionaitems
                                                          and                           and
                                    items and       amortisation        items and amortisation
                                    amortisatioof intangibles           amortisatofn
                                                                                 intangibles
                                   of                             Totalof                        Total
                                   intangibles                         intangibles
                               note      GBPm            GBPm      GBPm      GBPm      GBPm       GBPm
-------------------------------------------------------------------------------------------------------

Turnover, including joint       1
ventures
   Continuing operations              1,698.2             -     1,698.2   1,623.9       -      1,623.9
   Discontinued operations                -               -         -        57.8       -         57.8
-------------------------------------------------------------------------------------------------------

Total turnover                        1,698.2             -     1,698.2   1,681.7       -      1,681.7
Share of joint ventures                 (45.2)            -       (45.2)    (41.2)      -        (41.2)
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Turnover of Group subsidiaries        1,653.0             -     1,653.0   1,640.5       -      1,640.5

-------------------------------------------------------------------------------------------------------

Operating profit/(loss)         1
   Continuing operations                115.6             -       115.6      79.2       -         79.2
   Operating exceptional items  2         -             (22.7)    (22.7)      -       (22.2)     (22.2)
   Amortisation of intangible             -             (32.5)    (32.5)      -       (34.7)     (34.7)
   assets

-------------------------------------------------------------------------------------------------------

   Continuing operations                115.6           (55.2)     60.4      79.2     (56.9)      22.3
   Discontinued operations                -               -         -       (17.0)      -        (17.0)

-------------------------------------------------------------------------------------------------------

Group operating profit/(loss)           115.6           (55.2)     60.4      62.2     (56.9)       5.3
Share of joint ventures                   4.0             -         4.0       2.0       -          2.0
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Total operating profit/(loss)           119.6           (55.2)     64.4      64.2     (56.9)       7.3

Net loss on business            3
divestments
                                                    --------------------          ---------- ----------
   Loss before goodwill                   -             (27.5)    (27.5)      -       (23.2)     (23.2)
   written-back/off
   Goodwill written-back/off              -             (12.3)    (12.3)      -      (142.5)    (142.5)
                                                    --------------------          ---------- ----------
                                          -             (39.8)    (39.8)      -      (165.7)    (165.7)
Net profit/(loss) on fixed      4
assets
                                                    --------------------          ---------- ----------
                                                    --------------------          ---------- ----------
  Profit on disposal of fixed             -               1.1       1.1       -         5.1        5.1
  assets
  Amounts written-off fixed               -             (17.9)    (17.9)      -         -          -
  asset investments
                                                    --------------------          ---------- ----------
                                                    --------------------          ---------- ----------
                                          -             (16.8)    (16.8)      -         5.1        5.1

-------------------------------------------------------------------------------------------------------

Profit/(loss) on ordinary               119.6          (111.8)      7.8      64.2    (217.5)    (153.3)
activities before interest
Net interest                            (26.5)            -       (26.5)    (31.6)     (2.4)     (34.0)

-------------------------------------------------------------------------------------------------------

Profit/(loss) on ordinary                93.1          (111.8)    (18.7)     32.6    (219.9)    (187.3)
activities before taxation
Taxation on profit/(loss) on            (26.2)     `     (1.2)    (27.4)     (9.8)     (5.0)     (14.8)
ordinary activities

-------------------------------------------------------------------------------------------------------

Profit/(loss) on ordinary                66.9          (113.0)    (46.1)     22.8    (224.9)    (202.1)
activities after taxation
Minority interests                       (4.1)            -        (4.1)     (2.4)      -         (2.4)

-------------------------------------------------------------------------------------------------------

Profit/(loss) for the year               62.8          (113.0)    (50.2)     20.4    (224.9)    (204.5)
Dividends                                 -               -         -         -         -          -
-------------------------------------------------------------------------------------------------------

Net loss transferred to                  62.8          (113.0)    (50.2)     20.4    (224.9)    (204.5)
reserves

-------------------------------------------------------------------------------------------------------

Earnings per share - basic and  5         3.3p                    (2.7)p      1.1p              (10.9)p
diluted
-------------------------------------------------------------------------------------------------------




Statement of Group Cash Flows
for the year ended 31 December 2004



                                                                                                           2004          2003
                                                                                            note           GBPm          GBPm

 ---------------------------------------------------------------------------------------------------------------  ------------


 Net cash inflow from operating activities (see analysis below)                                           145.5         107.5

 Dividends from joint ventures                                                                              2.3           2.2

 Capital expenditure


                                                                                                     ------------  ------------
   Payments to acquire fixed assets                                                                       (42.3)        (48.5)
   Receipts from disposal of fixed assets                                                                   1.5           5.8
                                                                                                    ------------  ------------

                                                                                                   (40.8)        (42.7)

 --------------------------------------------------------------------------------------------------  -----------  ------------
 Operating cash flow                                                                                      107.0          67.0

 Net interest paid                                                                            7           (31.6)        (29.1)
 Dividends paid to minority interests                                                                      (3.1)         (1.5)
 Taxation                                                                                                 (20.7)        (20.7)
 ---------------------------------------------------------------------------------------------------------------
                                                                                                 ---------------  ------------

 Free cash flow                                                                                            51.6          15.7

 Net proceeds from business divestments                                                                     1.4          49.7
 Consideration for business acquisitions                                                                  (12.0)        (19.1)
 Other, including prior year disposals costs                                                              (10.0)         (9.1)

 ---------------------------------------------------------------------------------------------------------------  ------------


 Net cash flow before financing                                                                            31.0          37.2
 Issue of shares                                                                                            0.9           -
 Refinancing costs paid                                                                                    (1.1)         (1.5)

 ---------------------------------------------------------------------------------------------------------------  ------------

 Decrease in net debt resulting from cash flows                                                            30.8          35.7

 Decrease in short-term deposits                                                                            3.4           -
 Decrease in debt                                                                                         (39.7)        (21.9)

 ---------------------------------------------------------------------------------------------------------------  ------------

 (Decrease)/increase in cash during the year                                                               (5.5)         13.8
 ---------------------------------------------------------------------------------------------------------------  ------------


Analysis of Group Net Debt

 Net debt at 1 January                                                                                    (358.5)       (428.2)

 Decrease in net debt resulting from cash flows                                                             30.8          35.7
 Foreign exchange adjustments                                                                               21.8          37.6
 Amortisation of refinancing costs                                                                          (1.0)         (3.6)
 ----------------------------------------------------------------------------------------------------------------  ------------

 Net debt at 31 December                                                                                  (306.9)       (358.5)
 ----------------------------------------------------------------------------------------------------------------  ------------


Analysis of Net Cash Inflow from Operating Activities

 Total operating profit before exceptional items and amortisation of intangibles                           119.6          64.2
 Depreciation                                                                                               46.7          52.6
 Less: share of profit of joint ventures                                                                    (4.0)         (2.0)
 ----------------------------------------------------------------------------------------------------------------  -----------

 EBITDA from subsidiaries                                                                                  162.3         114.8
 Net (increase)/decrease in trade working capital and other movements                          6            (2.6)          6.7
 Rationalisation costs                                                                                     (14.2)        (14.0)
 ----------------------------------------------------------------------------------------------------------------  -----------

 Net cash inflow from operating activities                                                                 145.5         107.5
 ----------------------------------------------------------------------------------------------------------------  -----------



Group Balance Sheet
as at 31 December 2004



                                                                                                           2004          2003
                                                                                                                   as
                                                                                                                     restated
                                                                                                                    (note 11)
                                                                                            note           GBPm          GBPm

 ---------------------------------------------------------------------------------------------------------------   -----------

 Fixed assets                                                                                 8           798.1         913.8


                                                                                                     -----------   -----------
 Current assets                                                                               9           596.3         626.9

 Creditors: amounts falling due within one year                                                          (362.1)       (430.5)
                                                                                                    -----------   -----------
 Net current assets                                                                                       234.2         196.4

 ---------------------------------------------------------------------------------------------------------------   -----------

 Total assets less current liabilities                                                                  1,032.3       1,110.2

 Creditors: amounts falling due after more than one year                                                 (403.9)       (412.0)

 Provisions for liabilities and charges                                                                   (57.3)        (71.3)

 ---------------------------------------------------------------------------------------------------------------   -----------

                                                                                                          571.1         626.9
 ---------------------------------------------------------------------------------------------------------------   -----------

 Equity capital                                                                                           375.5         375.4

 Reserves                                                                                    10           183.9         239.7

 Minority interests                                                                                        11.7          11.8

 ---------------------------------------------------------------------------------------------------------------   -----------

                                                                                                          571.1         626.9
 ---------------------------------------------------------------------------------------------------------------   -----------

 Net borrowings included above:
                                                                                                     ------------- -------------
 Borrowings - short-term                                                                                   28.2          95.0
            - long-term                                                                                   326.1         320.3
                                                                                                     ------------- -------------
 Total gross borrowings                                                                                   354.3         415.3

 Less: cash and short-term deposits                                                                       (47.4)        (56.8)

 ---------------------------------------------------------------------------------------------------------------   -----------

 Total net borrowings                                                                                     306.9         358.5
 ---------------------------------------------------------------------------------------------------------------   -----------


Notes to the accounts

1        Segmental analyses
The results reported for 2003 as discontinued operations mainly comprise the Electronics division's Speedline business. Speedline was largely based in the USA, with satellite operations in Europe and Asia. Other disposals in 2003 included the Precision Products sector of the Precious Metals division which was sold in January 2003 and largely based in the USA, three non-core European businesses in the Ceramics and Precious Metals divisions and a non-core Asia-Pacific joint venture in the Electronics division. These discontinued operations previously formed part of the Group's ongoing operations.


                                                                             2004                 2003
                                                             ------------------------------------------
                                                                        Operating            Operating
By division/sector                                            Turnover  profit/(losTurnover  profit/(loss)
                                                                  GBPm       GBPm      GBPm       GBPm
-------------------------------------------------------------------------------------------------------

Ceramics                                                         739.4       56.8     706.9       49.8
Electronics                                                      626.0       49.5     567.0       20.8
                                                             ---------- -------------------- ----------
  Assembly Materials                                             280.1       22.2     236.7       16.2
  Chemistry                                                      214.2       27.2     216.9       20.2
  Laminates                                                      131.7        0.1     113.4      (15.6)
                                                             ---------- -------------------- ----------

Precious Metals                                                  287.6        9.3     308.8        8.6
Joint ventures                                                    45.2        4.0      41.2        2.0

-------------------------------------------------------------------------------------------------------

                                                               1,698.2      119.6   1,623.9       81.2
Amortisation of intangible                                         -        (32.5)      -        (34.7)
assets
Exceptional items                                                  -        (22.7)      -        (22.2)

-------------------------------------------------------------------------------------------------------

Continuing operations                                          1,698.2       64.4   1,623.9       24.3
Discontinued operations                                            -          -        57.8      (17.0)

-------------------------------------------------------------------------------------------------------

Group                                                          1,698.2       64.4   1,681.7        7.3
-------------------------------------------------------------------------------------------------------


Of the joint venture turnover of GBP45.2m (2003: GBP41.2m), GBP3.3m related to Ceramics (2003: GBP4.2m) and GBP41.9m related to Electronics (2003: GBP37.0m). The majority of joint venture results related to a Chemistry sector joint venture in Japan which recorded turnover of GBP39.6m (2003: GBP30.5m) and operating profit of GBP3.5m (2003: GBP2.0m) in the year. The Laminates sector's UK joint venture with Fukuda, which was wound-up during 2004, contributed turnover of GBP1.1m (2003: GBP2.3m) and an operating loss of GBP0.4m (2003: loss of GBP1.8m) in the year.

Of the amortisation charge of GBP32.5m (2003: GBP34.7m), GBP13.6m related to Ceramics (2003: GBP15.1m), GBP16.9m to Electronics (2003: GBP17.5m) and GBP2.0m to Precious Metals (2003: GBP2.1m). Of the Electronics goodwill amortisation charge of GBP16.9m, GBP3.3m related to Assembly Materials (2003: GBP3.6m), GBP11.2m to Chemistry (2003: GBP12.1m) and GBP2.4m to Laminates (2003: GBP1.8m).

Of the total exceptional items of GBP22.7m (2003: GBP22.2m), GBP2.9m related to Ceramics (2003: GBP0.8m), GBP9.9m to Electronics (2003: GBP18.5m) and GBP9.9m to Precious Metals (2003: GBP2.9m). Of the Electronics exceptional items of GBP9.9m, GBP0.2m related to Assembly Materials (2003: GBP4.8m), GBP0.8m to Chemistry (2003: GBP2.4m) and GBP8.9m to Laminates (2003: GBP11.3m).



                                                                   2004                           2003
                                         --------------------------------------------------------------
                                       By geographic location By               By geographic By
                                                               customer             location  customer
                                          of Group operations  location  of Group operations  Location
                                         --------------------------------------------------------------
                                                    Operating                      Operating
Geographical                              Turnover  profit/(losTurnover  Turnover  profit/(losTurnover
                                              GBPm       GBPm      GBPm      GBPm       GBPm      GBPm
-------------------------------------------------------------------------------------------------------

United Kingdom                               159.3        2.0     144.7     166.2        2.8     123.6
Continental Europe                           485.2       32.4     449.8     486.1       21.4     471.2
USA                                          551.5       16.5     511.5     546.4       (1.4)    519.6
Asia-Pacific                                 360.2       56.4     410.2     289.2       44.3     331.5
Rest of the World                            142.0       12.3     182.0     136.0       14.1     178.0

-------------------------------------------------------------------------------------------------------

                                           1,698.2      119.6   1,698.2   1,623.9       81.2   1,623.9
Amortisation of intangible                     -        (32.5)      -         -        (34.7)      -
assets
Exceptional items                              -        (22.7)      -         -        (22.2)      -

-------------------------------------------------------------------------------------------------------

Continuing operations                      1,698.2       64.4   1,698.2   1,623.9       24.3   1,623.9
Discontinued operations                        -          -         -        57.8      (17.0)     57.8

-------------------------------------------------------------------------------------------------------

Group                                      1,698.2       64.4   1,698.2   1,681.7        7.3   1,681.7
-------------------------------------------------------------------------------------------------------

Of the amortisation charge of GBP32.5m (2003: GBP34.7m), GBP3.6m (2003: GBP3.6m) was in the UK, GBP4.3m (2003: GBP4.7m) in Continental Europe, GBP17.7m (2003:
GBP19.0m) in the USA, GBP5.3m (2003: GBP5.7m) in Asia-Pacific and GBP1.6m (2003:
GBP1.7m) in the Rest of the World.

Of the exceptional items of GBP22.7m (2003: GBP22.2m), GBP1.0m (2003: GBP1.0m) was in the UK, GBP15.7m (2003: GBP10.7m) in Continental Europe, GBP5.7m (2003:
GBP7.4m) in the USA,  GBP0.3m  (2003:  GBP3.0m) in  Asia-Pacific  and nil (2003:
GBP0.1m) in the Rest of the World.

The majority of discontinued operations were located in the USA.


2        Operating exceptional Items

The charges of GBP22.7m in 2004 and GBP22.2m in 2003 were the result of the implementation of initiatives aimed at ensuring that the cost base of each of the Group's major businesses is aligned with prevailing and near-term market conditions. The initiatives implemented included redundancy programmes, the consolidation of facilities, plant closures, the streamlining of manufacturing processes and the rationalisation of product lines. Of the exceptional charges, GBP7.9m represents asset write-downs (2003: GBP7.3m) the majority of which, together with the plant closures, were in the USA and Continental Europe. Note 1 sets out the charge by division/sector and geographic region.

Total cash spend in 2004 in respect of operating exceptional items was GBP14.2m (2003: GBP14.0m), leaving aggregate provisions after exchange made but unspent in respect of the above operating exceptional items of GBP15.1m as at 31 December 2004.

The taxation credit attributable to operating exceptional items was GBP1.0m (2003: GBP2.6m).

3        Net loss on business divestments

The divestment of non-core businesses in 2004 produced a net loss of GBP39.8m, after goodwill written-off of GBP12.3m. These included the Laminates sector's UK joint venture with Fukuda, wound-up at a cost of GBP7.4m, and the sale of the Ceramics division's European silica-zircon brick business, sold at a loss of GBP33.2m.

The sale of non-core businesses in 2003 produced a net loss of GBP165.7m, after goodwill written-off of GBP142.5m. These included the Electronics division's Speedline businesses, sold for a loss of GBP141.5m after a goodwill write-off of GBP114.9m in November 2003. Other disposals in 2003 included the Precision Products sector of the Precious Metals division which was sold in January 2003, three non-core European businesses in the Ceramics and Precious Metals divisions and a non-core Asia-Pacific joint venture in the Electronics division.

The taxation  credit  attributable  to the sale of operations was GBP2.5m (2003:
GBP7.6m charge).

4        Net (loss)/profit on fixed assets

The net loss on sale of fixed assets of GBP16.8m in 2004 (2003: GBP5.1m gain) included a write-down of GBP17.9m related to the Group's investment in an 18 year revenue-sharing arrangement with Electric Lightwave, Inc. Other sales of fixed assets during the year earned profits of GBP1.1m after the receipt of GBP1.5m net cash consideration.

The  taxation  charge  attributable  to the sale of fixed  assets was nil (2003:
nil).

5        Earnings per share (EPS)

Basic and diluted EPS are calculated using a weighted average of 1,883m ordinary shares in issue during the year (2003: 1,880m).

The Company believes that the calculation of EPS excluding all exceptional items and the amortisation of intangibles, together with the associated tax charge or credit, gives the most appropriate measure of the underlying earnings of the Group. Using this measure, EPS amounted to 3.3p per share in 2004. This compared to the 1.1p EPS reported in 2003. The basic and fully diluted loss per share, after exceptional items and the amortisation of intangibles, was 2.7p (2003:
10.9p).

6        Net (increase)/decrease in trade working capital and other movements

The movements in the year were as follows:
                                                                                                            2004         2003
                                                                                                            GBPm         GBPm
------------------------------------------------------------------------------------------------------------------ -----------

Increase in stocks                                                                                         (16.8)        (9.2)
(Increase)/decrease in trade debtors                                                                        (6.3)         9.3
Increase in trade creditors                                                                                  6.1         10.2
------------------------------------------------------------------------------------------------------------------ -----------


Net (increase)/decrease in working capital                                                                 (17.0)        10.3
Other movements                                                                                             14.4         (3.6)
------------------------------------------------------------------------------------------------------------------ -----------

                                                                                                            (2.6)         6.7
------------------------------------------------------------------------------------------------------------------ -----------

7        Net interest paid

Interest paid in 2004 was GBP31.6m (2003: GBP29.1m) of which GBP0.1m was cash paid as a result of interest rate swap close-outs (2003: cash proceeds of GBP5.3m).

8        Goodwill

Included in fixed assets is GBP446.6m of goodwill (2003: GBP505.6m). Goodwill arising in 2004 amounted to GBP1.4m (2003: GBP4.4m) and all goodwill is amortised over its estimated life of up to 20 years. Accumulated goodwill arising prior to 1998, which remains fully written-off against Group reserves, amounts to GBP315.5m (2003: GBP317.8m).


9        Current assets

Total current assets at 31 December 2004 of GBP596.3m (2003: GBP626.9m) comprise the following:


                                                                                                       2004             2003
                                                                                                       GBPm             GBPm
----------------------------------------------------------------------------------------------------------------  ------------
Stocks                                                                                                 174.0            172.9
Debtors  - amounts falling due within one year                                                         313.1            335.0
         - amounts falling due after more than one year                                                61.8              62.2
Cash and short-term deposits                                                                           47.4              56.8

----------------------------------------------------------------------------------------------------------------  ------------

Total current assets                                                                                   596.3            626.9
----------------------------------------------------------------------------------------------------------------  ------------

In addition to the stocks recorded in the balance sheet as current assets, the Group held precious metals on consignment terms with a total value at 31 December 2004 of GBP185.6m (2003: GBP196.9m).

10       Reserves
                                                                                                                         Total
                                                                                                                      reserves
                                                                                                                          GBPm
-------------------------------------------------------------------------------------------------------------------------------
At 1 January 2004
As previously reported                                                                                                  242.6
Prior year adjustment (see note 11)                                                                                      (2.9)

-------------------------------------------------------------------------------------------------------------------------------

As restated                                                                                                             239.7
Exchange adjustments                                                                                                     (8.7)
Loss for the financial year                                                                                             (50.2)
Share premium arising on share option exercises                                                                           0.8
Goodwill written-back on disposals                                                                                        2.3

-------------------------------------------------------------------------------------------------------------------------------

At 31 December 2004                                                                                                     183.9
-------------------------------------------------------------------------------------------------------------------------------

11       Prior year adjustment

The Company has made a prior period adjustment during 2004 following the release of Urgent Issues Task Force (UITF) Abstract 38 "Accounting for ESOP Trusts". This Abstract superseded UITF 13, which required that own shares in the Company held through its Employee Share Ownership Plan (ESOP) be disclosed as a fixed asset investment on the face of the Company's balance sheet. Due consideration needed to be made at each reporting period to the existence of impairment in the carrying value of the investment. UITF Abstract 38 now requires that such shares be held as a deduction from equity, at the gross cost paid by the Company for the shares.

The adoption of UITF Abstract 38 has given rise to a cumulative prior period adjustment to the opening profit and loss account of GBP2.9m debit at 31 December 2004 and 31 December 2003. This represents the carrying value of the ESOP shares at 31 December 2003 and 31 December 2004. Between 1998 and 2002 GBP9.5m of provisions had been charged through the profit and loss account to recognise impairment in the carrying value of the ESOP shares. The gross cost of the ESOP shares at all times between 1 January 2003 and 31 December 2004 was GBP12.4m.

12       Currency

The Group reports its results in pounds sterling. A substantial portion of the Group's sales and profits are denominated in US dollars and in currencies other than pounds sterling. It is the Group's policy to translate the profit and loss and cash flow statements of overseas operations into pounds sterling using average annual exchange rates and to translate the balance sheet using year end rates. The principal exchange rates used were as follows:




                                                        Year ended 31 December
                                -----------------------------------------------------------------------
                                     2004            2003                  2004                2003
                                ------------    -----------          -------------       --------------
                                       Average rate                            Year end rate

                                ---------------------------          ----------------------------------
     US dollar ($ per GBP)           1.83           1.63                   1.92                1.79
     Euro (EUR per GBP)              1.48           1.45                   1.41                1.42
     Singapore  dollar (S$ per       3.09           2.84                   3.15                3.04
     GBP)
     Hong  Kong   dollar  (HK$      14.25          12.69                  14.94               13.90
     per GBP)


13       Financial information

This preliminary results announcement has been prepared on the basis of the accounting policies adopted in the Group's audited statutory accounts for 2004. The financial statements were approved by the Board of Directors on 15 March 2005. The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2004 or 2003 but is derived from those accounts. Statutory accounts for 2003 have been delivered to the Registrar of Companies and those for 2004 will be delivered following the Company's Annual General Meeting. The report of the auditor was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. These sections address whether proper accounting records have been kept, whether the Company's accounts are in agreement with these records and whether the auditor has obtained all the information and explanations necessary for the purposes of their audit.



                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 15 March 2005